Exhibit 99.1

RNS Number:0707H
Wolseley PLC
06 January 2005

Wolseley plc
£41 Million Spent on Four New Acquisitions

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, provides an update on recent acquisitions.

Since Wolseley's last acquisitions announcement on 27 September 2004, an additional four distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £41 million in cash.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £183 million. In total, the ten acquisitions completed to date are expected to add approximately £290 million to group turnover in a full year. Goodwill related to these ten acquisitions is estimated to be around £68 million.

Details of the additional four acquisitions are set out below.

North American Plumbing and Heating Distribution

In December 2004, Parnell-Martin Management LLC ("Parnell-Martin") was acquired in the USA. Parnell-Martin is a wholesale distributor of plumbing products from 17 locations across Virginia, North Carolina, South Carolina, Georgia and Florida. The acquisition of Parnell-Martin will increase Wolseley's market share in the region and will enable Parnell-Martin to benefit from access to Ferguson's distribution centres. Parnell-Martin had sales of $93.0 million (£48.9 million) in the year to 31 December 2003 and net assets, excluding net debt, of $34.9 million (£18.3 million) at that date.

Also in December 2004, Ferguson acquired Record Supply Company, Inc. ("R Supply"). R Supply is a four branch, wholesale distributor of plumbing, heating, air conditioning, waterworks, irrigation products and industrial tools, operating in the northern regions of Nevada and California. R Supply had sales of $30.0 million (£15.8 million) in the year to 31 December 2003 and net assets, excluding net debt, of $9.3 million (£4.9 million) at that date.

Wolseley Canada acquired the shares of TAPS Wholesale Bath Centre Inc. ("TAPS") in December 2004. Based in Toronto, TAPS is the largest retail plumbing showroom in Ontario. The single facility, which has a reputation for quality and excellence, will enable Wolseley Canada to continue its expansion into the profitable retail showroom market through replication of the TAPS concept to other metropolitan areas across Canada. TAPS had sales of C$14.0 million (£6.3 million) in the year to 31 December 2003 and net liabilities, excluding net debt, of C$0.3 million (£0.1 million) at that date, due to excellent working capital management.

The previously announced acquisition by Ferguson of substantially all of the operating assets of the Clark Group family of companies completed in November 2004, following Court approval. The Clark Group's main business is the fabrication and distribution of fire protection equipment, headquartered in St. Louis Missouri.

European Distribution

In November 2004, Brossette in France acquired the trade and assets of BML, a specialist distributor of products to public works projects, operating from one branch south of Paris. The company had sales of €5.6 million (£4.0 million) in the year to 31 December 2003 and net assets, excluding net debt, of €0.7 million (£0.5 million) at that date.

The segmental split of the total acquisition spend since 1 August 2004 has been:

Division	No. of Acquisitions	Spend £ million

European Distribution	5	130
North American Plumbing & Heating	5	53
Distribution

TOTAL	10	183

Charlie Banks, Group Chief Executive of Wolseley said:

“These bolt-on acquisitions will further strengthen our presence in Europe and North America, and they support our strategy of growing the business through acquisition and organic growth. We are well on the way to achieving our target bolt-on acquisition spend of £200 million in the current financial year.”

Exchange Rates

The following exchange rates have been used for the six acquisitions noted above: £1 = $1.90, £1 = €1.41, £1 = C$2.30.

Press/Investor Enquiries:

Wolseley plc	0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick	020 7404 5959
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 50,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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